Exhibit 99.1

Hi everyone,

My name is Grace Harlow, and I am an Appraiser here at Masterworks.

I am pleased to announce our newest offering, a painting by the important and influential Abstract Expressionist artist, Helen Frankenthaler. In April of 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled “Helen Frankenthaler: Painterly Constellations,” which features 74 works on paper alongside select paintings that span the artist’s career, which will run through March of 2023. In recent years, Helen Frankenthaler has seen significant increases in prices realized at auction and eight of her current top ten auction records have been set in the previous two years.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 120 examples of Frankenthaler’s works from around the world, many of which are priced in excess of $2 million. Of these examples, this is the fourth we have selected to be offered on the Masterworks platform.

The offering is titled “xBxrxoxwxnx xBxixrxdx” and was completed by the artist in 1959. The Painting’s composition is composed of dramatic lines and splashed color, with a central pool of rich brown paint that spreads across the raw, unprimed canvas.

The work, with its gestural quality, marks a stylistic shift from Frankenthaler’s earlier pioneering soak stain technique and was likely influenced by her proximity to Abstract Expressionist artists like Willem de Kooning and Robert Motherwell, who was her husband at the time.

As of December 2022, examples executed in the same period and in a similar style to the Offering have achieved prices in excess of $400,000 at auction. “Untitled” (1958-1961) sold for just over $400,000 at Bonhams, London in October of 2022 and “Cave Memory” (1959) also sold for approximately $400,000 at Christie’s, New York in September of 2019. “Beach Horse” (1959), which is larger than the Offering and was executed on a shaped canvas, sold for $2 million at Christie’s, New York in May of 2019.

From 2000 to 2021, average hammer prices achieved at auction have increased at an annualized appreciation rate of 15.3%.